SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: August 29, 2002

Commission File Number: 0-30320

TRINTECH GROUP PLC
(Exact name of registrant as specified in its charter)

Ireland
(Jurisdiction of incorporation or organization)

Trintech Group PLC
Trintech Building
South County Business Park
Leopardstown
Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes                  No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82- N/A

TRINTECH GROUP PLC
Form 6-K

Securities Interests on July 31, 2002

Name	Number of American Depositary Shares (ADS)1	Number of Exercisable Options (in equivalent ADSs)2
Executive Directors
Cyril McGuire	2,352,504	4,167
John McGuire	2,315,004	4,167
Paul Byrne	32,153	53,943

Non Executive Directors
Edmund Jensen	7,500	60,000
Kevin Shea	15,000	117,500
Trevor Sullivan	1,960	5,000
Robert Wadsworth	—	6,250

Officers
John Harte	750	70,313
Don Marcotte	350	50,750
George Burne	97,705	36,656

1	Represents equivalent American Depositary Shares held as of July 31, 2002.
2	Represents options vested and exercisable as of July 31, 2002.

All references to ADSs are after giving effect to the 1-for-4 reverse split of Trintech’s ADSs announced on May 15, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/S/ R PAUL BYRNE

R. Paul Byrne Chief Financial Officer

Dated:  August 29, 2002